Exhibit 8.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
SGOCO International (HK) Limited	Hong Kong

Beijing SGOCO Image Technology Co., Ltd.	People’s Republic of China

Giant Financial Services Limited	Samoa

Apiguru Pty Ltd.	Australia

Vision Lane Limited	British Virgin Islands

First Asia Finance Limited	Hong Kong

Giant Connection Limited	Republic of Seychelles

Giant Credit Limited	Hong Kong

11 Hau Fook Street Limited	Hong Kong

Paris Sky Limited	Marshall Island

Suns Tower Limited (Formerly known as “First Asia Tower Limited”)	Hong Kong